Mail Stop 3561

September 10, 2008

Craig R. Smith
President and Chief Executive Officer
Owens & Minor, Inc.
9120 Lockwood Boulevard
Mechanicsville, VA 23116

> **Re: Owens & Minor, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 001-09810**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 14, 2008**
> **File No. 001-09810**
> **Forms 10-Q/A for Fiscal Quarters Ended**
> **March 31, 2008 and June 30, 2008**
> **File No. 001-09810**

Dear Mr. Smith:

We have reviewed your filings and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please do so within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-Q/A for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008

<u>Signatures</u>

1.   We note that the signatures for each of your amended filings reflect execution dates that are similar to the execution dates in your original filings. Although the disclosure in each filing may "speak as of the date of the original filing," as disclosed in your explanatory notes, the amended filings should be signed and dated as of the amended filing date. Please file amended Forms 10-Q for March 31, 2008 and June 30, 2008 to include updated signatures.

* * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comment.

Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director